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                                                                Exhibit (a)(6)

                               FOTOBALL USA, INC.
                                 6740 COBRA WAY
                           SAN DIEGO, CALIFORNIA 92121



December 10, 2003

Dear Stockholders:

We are pleased to inform you that, on November 25, 2003, Fotoball USA, Inc. (the "Company") entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with K2 Inc. ("K2") and Boca Acquisition Sub, Inc. ("Acquisition Sub"), a newly formed corporation and wholly owned subsidiary of K2. Pursuant to the Merger Agreement, K2 has commenced an offer to acquire each issued and outstanding share of common stock, $0.01 par value, of the Company, including the associated preferred share purchase rights (the "Shares") in exchange for 0.2757 of a share of common stock, par value $1.00 per share, of K2 (including the associated preferred share purchase rights). If the exchange offer is successful, Acquisition Sub will thereafter be merged with and into the Company, with the Company surviving the merger and all of our Shares then-outstanding (other than Shares held by K2, Acquisition Sub or the Company or stockholders who properly exercise appraisal rights, if any, under Delaware law) being cancelled and converted into the right to receive the same per share consideration paid in the exchange offer. The exchange offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the exchange offer more than 50% of the Shares on a diluted basis, as described in K2's Prospectus.

The Board of Directors of the Company, by unanimous vote, has determined that the Merger Agreement, the exchange offer and the proposed merger are advisable, fair to and in the best interests of the Company and our stockholders, has approved the Merger Agreement, the exchange offer and the proposed merger, and recommends that our stockholders accept the exchange offer and tender their Shares in the exchange offer.

The Board of Directors approved the Merger Agreement and recommends that our stockholders accept the exchange offer and tender their Shares in the exchange offer for a number of reasons. These reasons are discussed in the attached
Schedule 14D-9 under "Item 4. The Solicitation or Recommendation -- Reasons for the Recommendation of Our Board of Directors." The Board also received, on November 25, 2003, the opinion of Imperial Capital, LLC that, as of that date and subject to the assumptions, qualifications and limitations set forth in the opinion, the per share consideration to be received by the holders of our Shares in the exchange offer and the proposed merger is fair, from a financial point of view, to such holders. A copy of the opinion of Imperial Capital, LLC is set forth as Annex A to the attached Schedule 14D-9. We urge you to read the opinion in its entirety.

Enclosed are K2's Prospectus, dated December 10, 2003, which relates to the shares of common stock of K2 to be issued in the exchange offer and the proposed merger, and the related Letter of Transmittal, pursuant to which our stockholders can tender their Shares in the exchange offer.


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These documents set forth the terms and conditions of the exchange offer. The attached Schedule 14D-9 describes in more detail the reasons for our Board's conclusions and recommendation, and contains other information relating to the exchange offer. We urge you to consider this information carefully.

                                               Sincerely,

                                               By: /s/ Scott P. Dickey
                                                   ---------------------
                                               Name: Scott P. Dickey
                                               Title: President and Chief
                                                      Operating Officer